U.S. SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.  20549

                                FORM 4

             STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

1. Name and address of Reporting Person

Frank E. Williams, Jr.
3008 Cyrandall Valley Road
Oakton, Virginia  22124

2.  Issuer Name and Ticker or Trading Symbol

Williams Industries, Inc.  (WMSI)

3.  IRS or Social Security Number of Reporting Person
    (Voluntary)

4.  Statement for Month/Year

     January 2000

5.  If Amendment, Date of Original (Month/Year)

     N/A

6.  Relationship of Reporting Person to Issuer

  X  Director
     Officer - Title -
  X  10% Owner
     Other
**********************

Table I
Non-Derivative Securities Acquired Disposed of, or Beneficially Owned

1.  Title of Security

     Williams Industries, Inc. Common Stock

2.  Transaction Date (Month/Year)

     a. 1/2000

3.  Transaction Code

     Code
      J

4.  Securities Acquired (A) or Disposed of (D)

    Amount    (A) or (D)    Price

a.  338,300        D        $3.00*
b.  338,300        A        $3.00*

     * this is to report the transfer of 338,300 shares between two entities of which Mr. Williams is the controlling person. The transfer was made
       for the acquisition price of $3 per share, with a provision that the buyer will reimburse the seller for any additional payment made to
Bank
       of America, the original seller on 10/4/99.

5.  Amount of Securities Beneficially Owned at End of Month
 1,129,165, as listed, excluding shares under (b):
a. 352,619
b. 158,705  Mr. Williams disclaims beneficial ownership of his wife's shares.
c. 413,346  includes 50,000 shares subject to a pledge in favor of
            Bank of America.
d.  20,900
e.   3,000
f.   1,000
g. 338,300

6.  Ownership Form: Direct (D) or Indirect (I)

a.  D
b.  I
c.  I
d.  I
e.  I
f.  I
g.  I

7.  Nature of Indirect Beneficial Ownership

b.  By wife (Mr. Williams disclaims beneficial ownership of his wife's shares)
c. By Williams Family Limited Partnership (includes 282,466 shares owned by Kravata of Virginia, Inc., of which the Williams Family Limited Partnership is the controlling shareholder) Mr. Williams is the President and controlling person of the Williams Family Corporation, the General Partner of the Williams Family Limited Partnership
d.  By power of attorney from father
e.  As trustee for minor granddaughter
f. As controlling person of Williams Family Foundation, a charitable trust
g. By Williams Enterprises of Georgia, Inc., of which Mr. Williams is the controlling person

Table II
Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.  Title of Derivative Security

     Options to Buy

2.  Conversion or Exercise Price of Derivative Security

     $2.75

3.  Transaction Date (Month/Year)

A.  5/01/98 option granted
B.  1/22/99 option granted

4.  Transaction Code

    Code
    n/a

5.  Securities Acquired (A) or Disposed of (D)

    Amount    (A) or (D)    Price

     n/a

6.  Date Exercisable and Expiration Date (Month/Date/Year)

     A. 5/1/98 and 4/30/03
     B. 1/22/99 and 1/21/04

7.  Title and Amount of Underlying Securities

    Williams Industries, Inc. Common Stock

    Amount or Number of Shares -

     A. 3000 shares
     B. 2500 shares

8.  Price of Derivative Security

     n/a

9.  Number of Derivative Securities Beneficially Owned at
    End of Month

     2 options as specified above

10. Ownership Form of Derivative Security: Direct (D) or
    Indirect (I)

     D

11. Nature of Indirect Beneficial Ownership

     n/a

Signature

/s/ Frank E. Williams, Jr.
Frank E. Williams, Jr.